Exhibit 99.2

GDS HOLDINGS LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 16, 2017

Dear Shareholders,

Notice is hereby given that GDS Holdings Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at Room F, 5th Floor, World-Wide House 19 Des Voeux Road, Central, Hong Kong at 4:00 p.m. (China Standard Time) on August 16, 2017 (which is 4:00 a.m. (Eastern Daylight Saving Time) on August 16, 2017) for the following purposes:

To table the financial statements of the Company for the year ended December 31, 2016, as contained in the 20-F annual report of the Company issued on April 19, 2017.

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

1.                      that Mr. Erik Siao be re-elected as a director of the Company;

2.                      that Mr. Satoshi Okada be re-elected as a director of the Company;

3.                      that Mr. Chang Sun be re-elected as a director of the Company;

4.                      that the appointment of KPMG Huazhen LLP as independent auditor of the Company for the fiscal year ending December 31, 2017 be confirmed; and

5.                     that each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2016 with the Securities and Exchange Commission on April 19, 2017, which may be accessed on the Company’s investor relations website at investors.gds-services.com and on the SEC’s website at www.sec.gov.  The Company will provide hardcopies of the annual report, free of charge, to its shareholders and ADS holders upon request submitted to ir@gds-services.com.

You can find more information about the agenda in the attached proxy statement.

The Board of Directors of the Company has fixed the close of business on July 17, 2017 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.   Accordingly, only shareholders registered in the register of members (“ROM”) of the Company at the close of business on July 17, 2017 are entitled to attend and vote at this meeting or at any adjournment that may take place.  The share register of the Company will not be closed.  Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

We cordially invite all shareholders of the Company to attend the annual general meeting in person.  However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder.  A proxy need not be a shareholder of the Company.  Any representative of a corporate shareholder attending the annual general meeting would need to produce a letter / board resolutions showing the authorization to represent such shareholder to the Company.

Whether or not you propose to attend the meeting in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions.  To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) to the attention of Cathy Zhang, Legal Counsel, GDS Holdings Limited, East Unit, South Tower, 5th Floor, 1ST Building, No. 20, Lane 91, E Shan Road, Pudong, Shanghai 200127, P.R.C., +8621-51186944, as soon as possible and in any event not later than 48 hours before the time for holding the meeting or any adjourned meeting.  Returning this completed form of proxy will not preclude you from attending the meeting and voting in person if you so wish.

The Notice of the Annual General Meeting of Shareholders, the Proxy Card and the Proxy Statement are also available through our website at http://investors.gds-services.com.

By Order of the Board of Directors,

William Huang Wei
Chairman of the Board and
Chief Executive Officer